

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2016

Michael D. Tofias
25 Cambridge Drive
Short Hills, NJ 07078

Re: **Surge Components, Inc.**
Solicitations by Bradley P. Rexroad and Michael D. Tofias
DEFC14A filed October 25, 2016
File Number: 000-27688

Dear Mr. Tofias,

It has come to our attention that the participants may have purportedly engaged in oral proxy solicitations made directly to security holders of Surge Components, Inc., and may be continuing to do so in a manner that may not fully comply with Regulation 14A.

Without expressing an opinion regarding the accuracy of the information we have received, or whether any solicitation efforts have been undertaken by the participants without full compliance with Regulation 14A, we have the following comments. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

General

1. The prohibition codified under Rule 14a-9 with respect to the unlawful making of false or misleading statements in a solicitation applies to both written and oral communications. Rule 14a-9 also regulates statements that directly or indirectly impugn character or that allege improper conduct without factual foundation. To the extent that the participants have directly or indirectly represented to security holders of Surge Components the following:

   o the adoption of the shareholder rights plan, alone and without more, had the effect of diluting shareholder equity interest;

   o directors have engaged in self-dealing through undisclosed interested transactions; or

   o the incorrect amount of Surge Components' operating losses and executive compensation,

   please confirm that the participants will undertake to correct and/or qualify the statements so made and refrain from making such communications in the future without Rule 14a-9 compliance.

2. The inclusion of asset valuations in proxy materials, including predictions as to future market valuations, is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. Please advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980) to the extent the oral solicitations occurred and a $3 per share value projected in a potential sale of Surge Components.

3. We note that proxies may have been solicited by mail, personally, by telephone, fax, email or other electronic means. To the extent that the participants rely on a written script if and when soliciting proxies in oral conversation, please be advised that all written soliciting materials, including any such scripts to be used in soliciting proxies by personal interview or telephone, must be filed under the cover of Schedule 14A. Please confirm that the participants will file any personal soliciting materials, including scripts, if used. Refer to Rule 14a-6(c) of Regulation 14A.

    We remind you that the participants are responsible for the accuracy and adequacy of their oral and written disclosures, notwithstanding any review, comments, action or inaction by the staff.

    Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc**:** Douglas K. Schnell
David Berger
Scott Blumenkranz
Bradley P. Rexroad